Exhibit 21
List of Subsidiaries of the Registrant
Valvoline Inc. subsidiaries at September 30, 2025, included the companies listed below

Entity Name	Jurisdiction
Funding Corp. I	Delaware
NuWash, Inc.	Delaware
OCH International, Inc.	Oregon
OCI Merger Sub Inc.	Delaware
Valvoline Branded Finance, Inc.	Delaware
Valvoline Canada Retail Services Corp.	British Columbia, Canada
Valvoline Canadian Franchising Corp.	British Columbia, Canada
Valvoline HD LLC	Delaware
VRS HoldCo LLC	Delaware
Valvoline Instant Oil Change Franchising, Inc.	Delaware
Valvoline Licensing and Intellectual Property LLC	Delaware
Valvoline LLC	Delaware
Valvoline Quick Lube Corp.	British Columbia, Canada
Valvoline US LLC	Delaware
Valvoline US Retail Services LLC	Delaware
VIOC Funding, Inc.	Delaware